UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

2Q23 Consolidated Results

CENTRAL PUERTO S.A.

Central Puerto 2Q23 Earnings Release

Buenos Aires, August 11th - Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU), one of the largest private sector power generation companies in Argentina, reports its consolidated financial results for the Second Quarter and Six-Months period (“Second Quarter” or “2Q23”, and “six-months period” or “1H2023”, respectively), ended on June 30th, 2023.

A conference call to discuss the 2Q23 and 1H23 results will be held on August 14th, 2023, at 11 AM Eastern Time (see details below). All information provided is presented on a consolidated basis, unless otherwise stated.

Financial statements as of June 30th, 2023, include the effects of the inflation adjustment, applying IAS 29. Accordingly, the financial statements have been stated in terms of the measuring unit current at the end of the reporting period, including the corresponding financial figures for previous periods reported for comparative purposes. Growth comparisons refer to the same periods of the previous year, measured in the current unit at the end of the period, unless otherwise stated. Consequently, the information included in the Financial Statements for the quarter ended on June 30th, 2023, is not comparable to the Financial Statements previously published by the company.

Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all the Company’s financial information. As a result, investors should read this release in conjunction with Central Puerto’s consolidated financial statements as of and for the quarter ended on June 30th, 2023, and the notes thereto, which will be available on the Company’s website.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	2

2Q23 Consolidated Results

A. 2Q23 Relevant Facts

Proener S.A.U acquires EVASA group

In line with our strategy to increase our environmental performance and contribute to the global decarbonization targets on May 3rd, 2023, Proener S.A.U., acquired 100% of the capital stock and votes of the forestry companies Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A, consisting of 88,000 hectares geographically located in the center of the province of Corrientes, of which approximately 26,000 hectares are planted with pine out of a total of approximately 36,000 available hectares. This acquisition, together with previous forestry assets purchases, will also help us to evaluate the feasibility of developing carbon credits and energy generation from biomass.

Proener S.A.U lunches a Tender Offer to minority shareholders of Central Costanera

In order to comply with the provisions of the Capital Markets Law and the CNV Rules, on March 17th, 2023, Proener S.A.U. promoted and made a tender offer to all the holders of voting shares of Central Costanera S.A.

The tender offer was open from May 30th,2023 until June 12th,2023 and the Notice of Results was published on June 13th, 2023, by virtue of which it was informed that 65,100 shares of the Company participated in the tender offer. Consequently, Proener S.A.U.'s shareholding in the Company increased from 531,278,928 shares to 531,344,028 shares, representing 75.69% of the Company's capital stock. The shares of those holders of the Company's shares that did not participate in the tender offer continue to be outstanding in Buenos Aires Stock Exchange.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	3

2Q23 Consolidated Results

B.  Argentine Market Overview

The table below sets forth key Argentine energy market data for 2Q23 compared to 1Q23 and 2Q22 and 1H23 compared to 1H22.

	2Q23	1Q23	2Q22	2Q/2Q ▲ %	1H23	1H22	1H/1H ▲ %
Installed capacity (MW)(1)	43,405	43,278	42,881	1%	43,405	42,881	1%
Thermal	25,450	25,533	25,275	1%	25,450	25,275	1%
Hydro	10,834	10,834	10,834	0%	10,834	10,834	0%
Nuclear	1,755	1,755	1,755	0%	1,755	1,755	0%
Renewable	5,366	5,156	5,017	7%	5,366	5,017	7%
Installed capacity (%)	100%	100%	100%	-	100%	100%	-
Thermal	59%	59%	59%	0 p.p.	59%	59%	0 p.p.
Hydro	25%	25%	25%	0 p.p.	25%	25%	0 p.p.
Nuclear	4%	4%	4%	0 p.p.	4%	4%	0 p.p.
Renewable	12%	12%	12%	<1 p.p.	12%	12%	0 p.p.
Energy Generation (GWh)	32,046	38,629	34,485	(7%)	70,676	70,205	0.7%
Thermal	18,877	23,418	20,522	(8%)	42,295	43,794	(3%)
Hydro	6,589	8,602	7,512	(12%)	15,192	12,466	22%
Nuclear	2,030	1,889	1,966	3%	3,919	4,588	(15%)
Renewable	4,550	4,720	4,485	1%	9,270	9,357	(1%)
Energy Generation (%)	100%	100%	100%	-	100%	100%	-
Thermal	59%	61%	60%	(1 p.p.)	60%	62%	(3 p.p.)
Hydro	21%	22%	22%	(1 p.p.)	21%	18%	4 p.p.
Nuclear	6%	5%	6%	1 p.p.	6%	7%	(1 p.p.)
Renewable	14%	12%	13%	1 p.p.	13%	13%	0 p.p.
Energy Demand (GWh)	32,931	39,497	34,947	(6%)	72,428	69,466	4%
Residential	14,464	19,465	16,043	(10%)	33,929	31,590	7%
Commercial	9,211	10,616	9,418	(2%)	19,827	19,344	2%
Major Consumers: Industrial/Commercial	9,256	9,416	9,486	(2%)	18,672	18,532	1%
Energy Demand (%)	100%	100%	100%	-	100%	100%	-
Residential	44%	49%	46%	(2 p.p.)	47%	45%	1 p.p.
Commercial	28%	27%	27%	1 p.p.	27%	28%	0 p.p.
Major Consumers: Industrial/Commercial	28%	24%	27%	1 p.p.	26%	27%	(1 p.p.)

Source: CAMMESA; company data.

(1) As of June 30th, 2023.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	4

2Q23 Consolidated Results

Installed Power Generation Capacity: During 2Q23, the country’s installed generation capacity increased by 1% or 524 MW reaching 43,405 MW, compared to 42,881 MW in 2Q22. The increase in system capacity was mainly due to the incorporation of 349 MW (+7%) from renewable sources of which 237 MW corresponds to solar photovoltaic projects, 96 MW to wind farms, 12 MW to renewable hydro, 3 MW to biomass and 1 MW of biogas. In turn, thermal capacity sources recorded a net increase of 175 MW (+1%) as a combination of an addition of 780 MW on new combined cycles and a decrease of 567 MW and 38 MW in gas turbines and diesel engines respectively.

Power generation & demand: In 2Q23, energy generation decreased 8% to 32,046 GWh, compared to 34,486 GWh in 2Q22, with a 12% and 8% reduction in thermal and hydro generation respectively, partially offset by an increase in nuclear (+3%) and renewable (+1%) energy supply.

The lower power generation in 2Q23 vis-a-vis 2Q222 was a direct consequence of a 6% contraction in energy demand, which was essentially driven by a 10% decrease in residential demand as a result of milder temperatures recorded during 2Q23 compared to the same period of last year. Thus, the average temperature in May 2023 was 16.4 °C, while in the same month of the previous year it was 13.8 °C while historical average for the same month is 14.6 °C. In addition, a 13% increase in imports from neighboring countries, mainly from Brazil, contributed to the overall lower local power generation demand of the period.

The decrease in demand prompted a lower thermal dispatch, which was also negatively impacted by a drop in availability rates of certain power stations (74% in 2Q23 vs. 77% in 2Q22). The lower thermal dispatch was compensated with more nuclear and renewable generation, as stated. The increase in nuclear generation was mainly due to greater energy production from Atucha I and, to a lesser extent, from Embalse, while the Atucha II Nuclear plant is still under maintenance and is expected to be back in operations in coming months. Regarding renewable energies, the increase in generation was related to the increase in installed capacity. Finally, the lower hydro generation was primarily a result of a lower flow in the Uruguay and Parana rivers, which was mainly driven by the lack of rainfalls and the consequent drought that hit the center and north of the country during the first half of 2023, specially during June.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	5

2Q23 Consolidated Results

C. Central Puerto S.A.: Main operating metrics

The table below sets forth key operating metrics of the Central Puerto group for 2Q23, compared to 1Q23 and 2Q22, and 1H23, compared to 1H22:

Key Metrics	2Q23	1Q23	2Q22	2Q/2Q ▲ %	1H23	1H22	1H/1H ▲ %
Continuing Operations
Energy Generation (GWh)	4,762	5,137	4,280	11%	11,971	8,865	35%
Electric Energy Generation -Thermal	3,876	3,917	3,406	14%	9,891	6,809	45%
Electric Energy Generation - Hydro	503	847	496	1%	1,348	1,278	5%
Electric Energy Generation - Wind	384	374	378	2%	733	777	(6%)
Installed capacity (MW) (1)	7,113	7,113	4,809	48%	7,113	4,809	48%
Installed capacity -Thermal (MW)	5,299	5,299	2,995	77%	5,299	2,995	77%
Installed capacity - Hydro (MW)	1,441	1,441	1,441	0%	1,441	1,441	0%
Installed capacity - Wind (MW)	374	374	374	0%	374	374	0%
Availability – Thermal (2)	71%	73%	84%	(14 p.p.)	63%	83%	(20 p.p.)
Steam production (Ktn)	559,969	435,055	585,645	(4%)	1,089	1,046	4%

Source: CAMMESA; company data.

(1)	As of June 30th, 2023.
(2)	Availability weighted average by power capacity. Off-time due to scheduled maintenance agreed with CAMMESA is not considered in the ratio.

During the 2Q23, Central Puerto’s operated power generation increased by 11% to 4,762 GWh, compared to 4,280 GWh in the 2Q22.

It should be noted that this increase includes the incorporation of the energy generated by Central Costanera (+953 GWh), which was acquired during the previous quarter and was not included in 2Q22 figures. Thus, when excluding the power generation from Central Costanera, power generation in 2Q23 decreased by 11%, representing a drop of 4 p.p. beyond the 7% contraction of the market as previously explained. This was mainly due to a 14% lower thermal generation as a consequence of a lower availability of the steam turbines at the Central Puerto complex due to technical problems in their boilers and a lower dispatch of the combined cycle at the same complex.

In turn, during 2Q23 wind generation recorded a 2% increase vis-à-vis 2Q22 due to a higher capacity factor of our wind farms on the back of higher wind rates, while hydro generation at Piedra del Aguila increased by 1% driven by a higher water flow of the Limay and Collón Curá rivers.

During 2Q23, the availability for our thermal units reached 71%, compared to 84% in the same period of 2022, mainly due to a lower availability of the steam turbines and the shutdown of the Buenos Aires Combined Cycle both of Central Costanera. The combined cycle is expected to be back in service by the end of the next quarter. Thus, excluding Central Costanera from the quarter over quarter comparison, the availability of Central Puerto's thermal units would reach 86%.

Finally, steam production decreased by 4%, amounting 560 million tons produced in 2Q23, compared to 586 million tons in 2Q22 due to the lower demand from YPF’s Lujan de Cuyo refinery.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	6

2Q23 Consolidated Results

D. Financials

Main financial magnitudes of continuing operations

Million Ps.	2Q23	1Q23	2Q22	2Q/2Q ▲ %	1H23	1H22	1H/1H ▲ %
	Unaudited¹	Unaudited¹	Unaudited¹		Audited	Audited
Revenues	38,693	34,589	41,281	(6%)	73,282	84,671	(13%)
Costs of sales	(29,286)	(21,016)	(22,615)	29%	(50,303)	(41,814)	21%
Gross profit	9,407	13,598	18,665	(50%)	22,980	42,857	(46%)
Administrative and selling expenses	(3,968)	(2,895)	(2,856)	39%	(6,864)	(5,368)	28%
Operating income before other operating results	5,439	10,677	15,809	(66%)	16,116	37,489	(57%)
Other operating results, net	20,808	18,895	11,341	83%	39,703	22,368	78%
Operating income	26,246	29,573	27,151	(3%)	55,819	59,856	(7%)
Depreciation and Amortization	8,367	7,372	8,550	(2%)	15,739	15,677	0.4%
EBITDA(1)	34,613	36,945	35,701	(3%)	71,558	75,533	(5%)
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	13,575	11,393	9,879	37%	24,968	17,187	45%
• Biological Assets - Fair value variation IFRS	3,913	4,899	-	n.a.	8,812	-	n.a.
Adjusted EBITDA(1)	17,125	20,653	25,822	(34%)	37,777	58,347	(35%)

(1)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 22 for further information.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	7

2Q23 Consolidated Results

Adjusted EBITDA Reconciliation (1)

Million Ps.	2Q23	1Q23	2Q22	2Q/2Q ▲ %	1H 23	1H 22	1H/1H ▲ %
	Unaudited¹	Unaudited¹	Unaudited¹		Audited	Audited
Consolidated Net income for the period	4,349	160	5,087	(14%)	4,509	17,191	(74%)
Loss on net monetary position	14,418	16,984	10,304	40%	31,402	18,279	72%
Financial expenses	22,936	18,209	14,928	54%	41,047	26,829	53%
Financial income	(19,058)	(8,406)	(4,836)	294%	(27,366)	(9,181)	198%
Share of the profit of an associate	(866)	911	(668)	30%	45	(168)	(127%)
Income tax expenses	4,466	1,715	2,336	91%	6,181	6,906	(10%)
Depreciation and amortization	8,367	7,372	8,550	(2%)	15,739	15,677	0%
EBITDA (1)	34,613	36,945	35,701	(3%)	71,558	75,533	(5%)
Includes, among others, the following concepts:
• Foreign Exchange Difference and interests related to FONI trade receivables	13,575	11,393	9,879	37%	24,968	17,187	45%
• Biological Assets - Fair value variation	3,913	4,899	-	n.a.	8,812	-	n.a.
Adjusted EBITDA (1)	17,125	20,653	25,822	(34%)	37,777	58,347	(35%)

(1)	See “Disclaimer-EBITDA & Adjusted EBITDA” on page 22 for further information.

Key Macroeconomic Figures

	2Q23	1Q23	2Q22	2Q23/2Q22 ▲ p.p.	1H23	1H22	1H23/1H22 ▲ p.p.
Currency depreciation	23%	18%	13%	10 p.p.	45%	22%	23 p.p.
Inflation	24%	22%	17%	7 p.p.	51%	36%	15 p.p.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	8

2Q23 Consolidated Results

2Q23 Analysis of Consolidated Results

During 2Q23, revenues totaled Ps. 38.7 billion decreasing 6% compared to Ps. 41.3 billion in the 2Q22.

It should be noted that 2Q23 sales include those corresponding to the recent acquisitions of Central Costanera and the Forestry companies, which added Ps 4.9 billion and Ps 1.8 billion, respectively and were not included in 2Q22. Thus, when excluding these effects, the variation in revenues would be a 23% decrease or Ps 9.3 billion.

This was mainly due to:

(i)

a 35% or Ps 8.3 billion reduction in sales under contracts, which totaled Ps. 15.7 billion in the 2Q23 compared to Ps. 24.0 billion in the 2Q22, mainly as a result of the end of the Brigadier Lopez GT PPA contract in August 2022 and, to a lesser extent, to the negative impact of a higher inflation rate compared to the peso depreciation of the period;

(ii)

a 23% or Ps. 0.5 billion contraction in steam sales, which totaled Ps. 1.8 billion in the 2Q23 compared to Ps. 2.3 billion in the 2Q22, since production level decreased in line with the lower demand from YPF’s Lujan de Cuyo refinery; and

(iii)

a 3% or Ps. 0.4 billion decrease in Spot/Legacy energy sales which amounted to Ps. 13.3 billion in 2Q23 compared to Ps. 13.7 billion in the 2Q22, mainly driven by a 65% increase in remuneration (by means of Res. 826/22) that was below the inflation rate for the period, which was partially offset by the implementation of Res. 59/23 for combined cycles remuneration and, to a lesser extent, the recognition of fuel cost from CAMMESA.

Operating cost, excluding depreciation and amortization, in 2Q23 amounted to Ps 24.9 billion, increasing 47% or Ps 8.0 billion when compared to Ps. 16.9 billion in 2Q22.

It should be noted that if the operating cash costs of the recently acquired companies are excluded, where Central Costanera contributes Ps. 3.5 billion and the forestry companies Ps. 1.3 billion, the increase in cash operating cost for Central Puerto in 2Q23 vs 2Q22 would have been 19% or Ps 3.2 billion. This was primarily due to a 42% increase in production costs explained almost entirely by higher consumption of materials and spare parts due to the maintenance performed on the gas turbines at Lujan de Cuyo and an 8% increase in SG&A, explained by higher service fees and personnel cost.

Other operating results net, increase by 83% or Ps 9.5 billion in 2Q23 versus 2Q22, on the back of higher interest accrued on receivables from CAMMESA, foreign exchange differences related to FONI trade receivables as a result of the higher depreciation of the Argentine Peso and the increase in the fair value of biological assets from our Forestry segment.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	9

2Q23 Consolidated Results

Consequently, Adjusted EBITDA (1) was Ps. 17.1 billion in the 2Q23, compared to Ps. 25.8 billion in 2Q22. It is worth noting that in 2Q23 adjusted EBITDA includes Ps. 1.4 billion from Central Costanera and a Ps. 1.2 billion from Forestry segment.

Net financial results in 2Q23 were negative in Ps. 3.9 billion compared to a loss of Ps. 10.1 billion in 2Q22 mainly driven by a gain in the value of financial assets measured at fair value, partially offset by higher net interest and negative foreign exchange differences.

Loss on net monetary position in 2Q23 amounted to Ps 14.4 billion a 40% increase compared to a loss of Ps. 10.3 billion driven by the impact of the higher inflation of the period on a larger balance of monetary assets.

In addition, profit on associate companies amounted to Ps. 0.9 billion increasing 30% vis-à-vis the 2Q22 on better results of ECOGAS group (DGCU and DGCE)

Income tax in 2Q23 increase 91% compared to 2Q22 to reach Ps. 4.5 billion, on the back of a higher deferred income tax, an adjustment related to the provision for income tax of the previous period with respect to the amount actually paid in the current period partially offset by a lower current income tax.

Finally, Net Income in 2Q23 was Ps. 4.3 billion, recording a 14% decrease when compared to the Ps. 5.1 billion of 2Q22.

FONI program collections associated to the receivables from the Vuelta de Obligado plant totaled Ps. 4.7 billion in 2Q23, compared to Ps. 4.6 billion in 2Q22. This amount is composed by Ps 4.5 billion corresponding to Central Puerto and Ps 0.2 billion to Central Costanera and continue to be collected on time and according to the signed contract.

____________________

(1) See “Disclaimer-EBITDA & Adjusted EBITDA” on page 22 for further information.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	10

2Q23 Consolidated Results

Financial Situation

As of June 30, 2023, the Company and its subsidiaries had Cash and Cash Equivalents of Ps. 4.5 billion, and Other Current Financial Assets of Ps. 58.4 billion.

The following chart breaks down the Net Debt position of Central Puerto (on a stand-alone basis) and its subsidiaries:

Million Ps.	As of June 30th, 2023
Cash and cash equivalents (stand-alone)	476
Other current financial assets (stand-alone)	21,319
Financial Debt (stand-alone)	(22,180)
Composed of:
Financial Debt (current) (Central Puerto S.A stand-alone)	(15,639)
Financial Debt (non-current) (Central Puerto S.A stand-alone)	(6,541)
Subtotal Central Puerto stand-alone Net Cash Position	(385)
Cash and cash equivalents of subsidiaries	4,018
Other current financial assets of subsidiaries	37,091
Financial Debt of subsidiaries	(65,049)
Composed of:
Financial Debt of subsidiaries (current)	(15,293)
Financial Debt of subsidiaries (non-current)	(49,756)
Subtotal Subsidiaries Net Cash Position	(23,940)
Consolidated Net Debt Position	(24,325)

Cash Flows of 1H23

Million Ps.	1H23 As of June 30th, 2023
Cash and Cash equivalents at the beginning	13,929
Net cash flows provided by operating activities	26,367
Net cash flows used in investing activities	(12,174)
Net cash flows used in financing activities	(21,547)
Exchange difference and other financial results	2,658
Results due to exposure to the change in the purchasing power of the currency generated by cash and cash equivalents	(4,739)
Cash and Cash equivalents at the end	4,494

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	11

Net cash provided by operating activities was Ps. 26.4 billion during the 1H23. This cash flow arises mainly from (i) Ps. 10.7 billion of net income for the period before income tax; (ii) adjustments to reconcile profit for the period before income tax with net cash flows of Ps. 14.7 billion; (iii) Ps. 3.8 billion in positive working capital variation (account payables, account receivables, inventory and other non-financial assets and liabilities) and (iv) Ps. 5.9 billion in collection of interest from clients, including FONI, being all partially offset by tax payments of Ps. 8.8 billion.

Net cash used in investing activities was Ps. 12.2 billion during the 1H23. This amount is mainly explained by (i) Ps. 16.2 billion for the acquisitions of companies made during the period; (ii) Ps. 2.4 billion investments in property, plant and equipment and (iii) Ps. 0.7 billion in inventory purchases, being all partially offset by (iv) Ps. 6.6 billion from the selling of short-term financial assets, net and (v) Ps. 0.6 billion in dividends collected.

Net cash used in financing activities was Ps. 21.5 billion in the 6M2023. This amount is basically the result of (i) Ps. 12.1 billion in debt service amortizations, primarily related to the Brigadier Lopez loan; (ii) Ps. 5.9 billion in interest and other financing costs related to long-term loans; (iv) Ps. 2.4 billion in the cancellation of overdrafts in checking accounts, net and (v) Ps. 1.1 billion in dividends paid.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	12

2Q23 Consolidated Results

E. Tables

a. Consolidated Statement of Income

	2Q 23	2Q 22
	Unaudited, subject to limited review according to rule ISRE 2410¹	Unaudited, subject to limited review according to rule ISRE 2410¹
	Thousand Ps.	Thousand Ps.
Revenues	38,693,386	41,280,908
Cost of sales	(29,286,308)	(22,615,481)
Gross income	9,407,078	18,665,427
Administrative and selling expenses	(3,968,486)	(2,855,984)
Other operating income	21,114,937	11,629,413
Other operating expenses	(307,309)	(288,110)
Operating income	26,246,219	27,150,746
Gain (loss) on net monetary position	(14,418,495)	(10,303,558)
Finance income	19,057,724	4,835,983
Finance expenses	(22,936,183)	(14,927,895)
Share of the profit of associates	865,997	667,646
Income/Loss before income tax	8,815,262	7,422,922
Income tax for the period	(4,466,043)	(2,336,360)
Net income/loss for the period	4,349,219	5,086,562
Attributable to:
-Equity holders of the parent	4,704,371	4,979,051
-Non-controlling interests	(355,152)	107,512
	4,349,219	5,086,563
Earnings per share:
Basic and diluted (ARS)	3.13	3.31

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	13

2Q23 Consolidated Results

	1H 23	1H 22
	Audited	Audited
	Thousand Ps.	Thousand Ps.
Revenues	73,282,290	84,671,060
Cost of sales	(50,302,686)	(41,814,086)
Gross income	22,979,604	42,856,974
Administrative and selling expenses	(6,863,848)	(5,368,473)
Other operating income	40,033,067	22,677,613
Other operating expenses	(330,041)	(309,769)
Operating income	55,818,782	59,856,345
Gain (loss) on net monetary position	(31,402,104)	(18,278,740)
Finance income	27,365,570	9,180,650
Finance expenses	(41,046,873)	(26,829,360)
Share of the profit of associates	(45,396)	167,745
Income/Loss before income tax	10,689,979	24,096,640
Income tax for the period	(6,180,555)	(6,905,597)
Net income/loss for the period	4,509,424	17,191,043
Attributable to:
-Equity holders of the parent	4,888,755	17,092,202
-Non-controlling interests	(379,331)	98,841
	4,509,424	17,191,043
Earnings per share:
Basic and diluted (Ps.)	3.25	11.36

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2Q23 Consolidated Results

b. Consolidated Statement of Financial Position

	As of June 30th, 2023	As of December 12, 2022
	Unaudited, subject to limited review according to rule ISRE 2410¹	Audited
	Thousand Ps.	Thousand Ps.
Assets
Non-current assets
Property, plant, and equipment	299,009,882	298,220,576
Intangible assets	10,256,241	11,715,718
Biological Assets	28,998,502	18,531,923
Investment in associates	17,709,317	18,319,777
Inventories	4,482,282	3,297,096
Other non-financial assets	317,525	370,492
Trade and other receivables	57,368,787	63,766,721
Other financial assets	1,646,290	1,757,560
Deferred tax asset	1,162,021	1,259,206
	420,950,847	417,239,069
Current assets
Biological Assets	1,026,644	4,442,483
Inventories	12,976,890	9,523,550
Other non-financial assets	4,880,476	1,343,888
Trade and other receivables	68,000,753	66,137,071
Other financial assets	58,410,237	62,902,777
Cash and cash equivalents	4,493,715	13,928,637
	149,788,715	158,278,406
Total assets	570,739,562	575,517,475
Equity and liabilities
Equity
Capital stock	1,514,022	1,514,022
Adjustment to capital stock	118,699,752	118,699,752
Legal reserve	19,965,261	18,530,737
Voluntary reserve	235,064,281	235,064,281
Other equity accounts	(8,753,796)	(8,753,796)
Optional reserve for future dividend distribution	27,025,913	-
Retained earnings	4,927,194	28,460,437
Equity attributable to shareholders of the parent	398,442,627	393,515,433
Non-controlling interests	3,785,020	298,361
Total Equity	402,227,647	393,813,794
Non-current liabilities
Other non-financial liabilities	10,140,424	11,410,000
Other loans and borrowings	56,297,124	68,169,647
Compensation and employee benefits liabilities	1,978,337	1,123,295
Provisions	59,373	89,464
Deferred income tax liabilities	35,160,621	36,869,162
	103,635,879	117,661,568
Current liabilities
Trade and other payables	13,241,652	11,311,156
Other non-financial liabilities	10,087,151	13,217,840
Other loans and borrowings	30,931,814	27,402,942
Compensation and employee benefits liabilities	5,708,045	4,855,546
Income tax payable	4,634,561	7,185,141
Provisions	272,813	69,488
	64,876,036	64,042,113
Total liabilities	168,511,915	181,703,681
Total equity and liabilities	570,739,562	575,517,475

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2Q23 Consolidated Results

c. Consolidated Statement of Cash Flow

	1H23	1H22
	Unaudited, subject to limited review according to rule ISRE 2410	Unaudited, subject to limited review according to rule ISRE 2410
	Thousand Ps	Thousand Ps
Operating activities
Income for the period before income tax	10,689,979	24,096,640
Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant, and equipment	14,279,242	11,760,896
Amortization of intangible assets	1,459,477	3,915,876
Income from sale of property, plant and equipment and inventory	(111,722)	(9,537)
Discount of trade and other receivables and payables, net	10,856	(188,644)
Interest earned from customers	(7,250,919)	(3,524,015)
Financial income	(27,365,570)	(9,180,650)
Financial expenses	41,046,873	26,829,360
Share of the profit of associates	45,396	(167,745)
Stock Based Programs	635,308	277,366
Biological Assets results	(8,755,287)	-
Foreign exchange difference for trade receivables	(23,842,691)	(16,954,660)
Loss on net monetary position	24,544,910	6,648,511
Working capital adjustments:
Increase/Decrease in trade and other receivables	12,799,101	(5,230,439)
Increase/Decrease in other non-financial assets, inventories and biological assets	(716,914)	1,481,757
Increase/Decrease in trade and other payables, other non-financial liabilities, and liabilities from employee benefits	(8,299,443)	(1,906,400)
Interest received from customers	5,941,369	3,730,237
Income tax paid	(8,618,599)	(5,079,824)
Moratorium and tax interest paid on income tax and gross income	(181,858)	-
Insurance Recovery	57,097	-
Net cash flows provided by operating activities	26,366,605	36,498,729
Investing activities
Purchase of property, plant, and equipment and inventory	(3,109,715)	(856,341)
Sale of other financial assets, net	6,556,020	(35,181,075)
Dividends received	567,972	155,565
Acquisition of subsidiaries and associates, net of the cash acquired	(16,182,211)	-
Net cash flows used in investing activities	(12,173,934)	(35,888,851)
Financing activities
Banks and investment accounts overdrafts received (paid), net	(2,426,183)	13,220,400
Loans paid	(12,124,480)	(8,568,141)
Interests and other loan costs paid	(5,894,375)	(4,601,289)
Dividends paid	(1,101,710)	(257,435)
Net cash flows used in financing activities	(21,546,748)	(206,465)
Increase/Decrease in cash and cash equivalents	(7,354,077)	403,413
Exchange difference and other financial results	2,657,826	264,748
Monetary results effect on cash and cash equivalents	(4,738,671)	(421,914)
Cash and cash equivalents as of January 1	13,928,637	826,919
Cash and cash equivalents as of June 30, 2023	4,493,715	1,073,166

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	16

2Q23 Consolidated Results

F. Information about the Conference Call

There will be a conference call to discuss Central Puerto’s Second Quarter and Six-Months period of 2023 results on August 14, 2023, at 11 AM Eastern Time.

The conference will be hosted by Mr. Fernando Bonnet, Chief Executive Officer, Enrique Terraneo, Chief Financial Officer and Mr. Pablo Calderone, Finance Manager and IRO.

To access the conference call, please dial:

Participants (Toll Free): +1-877-545-0523

International Participants: +1- 973-528-0016

Participant Access Code: 153827

Webcast URL: https://www.webcaster4.com/Webcast/Page/2629/48761

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company’s website under the Investor Relations section.

You may find additional information on the Company at:

•	http://investors.centralpuerto.com/
•	www.sec.gov
•	www.cnv.gob.ar

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	17

2Q23 Consolidated Results

Glossary

In this release, except where otherwise indicated or where the context otherwise requires:

•	“BCRA” refers to Banco Central de la República Argentina, Argentina’s Central Bank,

•	“CAMMESA” refers to Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima;

•

“COD” refers to Commercial Operation Date, the day in which a generation unit is authorized by CAMMESA (in Spanish, “Habilitación Comercial”) to sell electric energy through the grid under the applicable commercial conditions;

•	“Ecogas” refers collectively to Distribuidora de Gas Cuyana(“DGCU”), Distribuidora de Gas del Centro(“DGCE”), and their controlling company Inversora de Gas del Centro (“IGCE”);

•	“Energía Base” (legacy energy) refers to the regulatory framework established under Resolution SE No. 95/13, as amended, currently regulated by Resolution SE No. 440;

•

“FONINVEMEM” or “FONI”, refers to the Fondo para Inversiones Necesarias que Permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista(the Fund for Investments Required to Increase the Electric Power Supply) and Similar Programs, including Central Vuelta de Obligado (CVO) Agreement;

•	“p.p.”, refers to percentage points;

•	“PPA” refers to power purchase agreements.

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2Q23 Consolidated Results

Disclaimer

Rounding amounts and percentages: Certain amounts and percentages included in this release have been rounded for ease of presentation. Percentage figures included in this release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this release may not sum due to rounding.

This release contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

OTHER INFORMATION

Central Puerto routinely posts important information for investors in the Investor Relations support section on its website, www.centralpuerto.com. From time to time, Central Puerto may use its website as a channel of distribution of material Company information. Accordingly, investors should monitor Central Puerto’s Investor Relations website, in addition to following the Company’s press releases, SEC filings, public conference calls and webcasts. The information contained on, or that may be accessed through, the Company’s website is not incorporated by reference into, and is not a part of, this release.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”) that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘expect’’, ‘‘should’’, ‘‘plan’’, ‘‘intend’’, ‘‘will’’, ‘‘estimate’’ and ‘‘potential’’, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Av. Thomas Edison 2701 C1104BAB – City of Buenos Aires Republic of Argentina	Tel (+54 11) 4317 5000 ext. 2447 inversores@centralpuerto.com www.centralpuerto.com	19

2Q23 Consolidated Results

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward- looking statements and the Company’s business can be found in the Company’s public disclosures filed on EDGAR (www.sec.gov).

EBITDA & ADJUSTED EBITDA

In this release, EBITDA, a non-IFRS financial measure, is defined as net income for the period, plus finance expenses, minus finance income, minus share of the profit (loss) of associates, plus (minus) losses (gains) on net monetary position, plus income tax expense, plus depreciation and amortization, minus net results of discontinued operations.

Adjusted EBITDA refers to EBITDA excluding impairment on property, plant & equipment, foreign exchange difference and interests related to FONI trade receivables and variations in fair value of biological asset.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company’s management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors, and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization, and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, including cash requirements for, working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect the finance expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other finance income;

•	Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;

•	although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and

•	other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company’s consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: August 11, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact